Exhibit E

To:         Antfin (Hong Kong) Holding Limited (“Ant”)

26/F, Tower 1, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong

From:    SL Globetrotter, L.P. (“Globetrotter”)

Global Blue Group Holding AG (the “Company”)

January 10, 2020

Dear Sirs:

We refer to the form of Share Purchase and Contribution Agreement attached as Appendix A (the “Form Purchase Agreement” and, as executed and delivered by the parties thereto in accordance with this Agreement, the “Purchase Agreement”) the terms of which have been agreed between the Parties.

Capitalized terms used but not defined in this letter shall have the meanings given to them in the Form Purchase Agreement.

1.                                      Commitment. Subject to the terms and conditions of this letter, Ant hereby agrees to execute and deliver a Purchase Agreement substantially in the form of the Form Purchase Agreement within two business days following its receipt of a written notice (the “Signing Notice”) requesting the same from Globetrotter (the “Commitment”).

2.                                      Conditions. The Commitment is subject to the satisfaction or waiver by Ant of the condition that the Purchase Agreement shall be executed and delivered by the parties thereto other than Ant.

3.                                      Exclusivity. In recognition of the time and expense incurred by Ant for the purposes of negotiations relating to the Commitment, from the date of this letter until the Closing Date (unless this letter is terminated earlier in accordance with paragraph 5 below), Globetrotter and the Company each further undertakes not to and to procure that none of their respective affiliates (excluding any portfolio companies (as such term is commonly understood in the private equity industry), other than the Target and its subsidiaries) knowingly solicit, initiate, negotiate or seek to procure any proposals or approaches from, or enter into any agreements or other binding arrangements with, any Relevant Person regarding an investment by a Relevant Person in equity securities of the Target or the Company (or any affiliate of the Target or the Company whose assets consist only of direct or indirect ownership interests in the Target or the Company, or their businesses), in each case in connection with the Transaction. “Relevant Person” refers to the person or persons identified by Globetrotter’s counsel to Ant’s counsel by email (with receipt confirmed by reply email) substantially concurrently with the signing of this letter.

4.                                      Termination. This letter shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, if the Purchase Agreement has not been executed and delivered by the parties thereto on or before February 15, 2020.

5.                                      Miscellaneous. Sections 12(a) and 12(f) through (o) of the Form Purchase Agreement are incorporated by reference herein and shall apply to this letter and the parties hereto mutatis mutandis as if this letter were the “Agreement”.

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Sincerely,

SL Globetrotter GP, Ltd.

Acting in its capacity as general partner of

SL Globetrotter, L.P.

By:	/s/ Joseph Osnoss
Name:	Joseph Osnoss
Title:	Managing Director

[Signature Page to Commitment Letter]

Global Blue Group Holding AG

By:	/s/ Joseph Osnoss
Name:	Joseph Osnoss
Title:	Managing Director

[Signature Page Commitment Letter]

Agreed and accepted by

Antfin (Hong Kong) Holding Limited

By:	/s/ Xinyi Han
Name:	XINYI HAN
Title:	Director